SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 27)*
VECTOR GROUP LTD.

(Name of Issuer)

COMMON STOCK, $0.10 VALUE

(Title of Class of Securities)

92240M-10-8

(CUSIP Number)

Bennett S. LeBow
667 Madison Avenue
14th Floor
New York, NY 10065
(212) 319-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92240M-10-8
1	NAME OF REPORTING PERSON Bennett S. LeBow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER* 8,914,581
	8	SHARED VOTING POWER* -0-
	9	SOLE DISPOSITIVE POWER* 8,914,581
	10	SHARED DISPOSITIVE POWER* -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,914,581
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 7.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN
* See Item 5.

PRELIMINARY STATEMENT
This Amendment No. 27 amends the Schedule 13D filed by Bennett S. LeBow (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission”) on February 21, 1995, as previously amended (as amended, the “Schedule 13D”), relating to the common stock, $.10 par value per share (the “Common Stock”), of Vector Group Ltd. (the “Company”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D. All information concerning the Common Stock in this Amendment No. 27 has been adjusted to give effect to the 5% stock dividend paid to stockholders on September 29, 2016.
Items 4 and 5 are amended and supplemented as follows:
Item 4.    Purpose of Transaction

Item 4 of Schedule 13D is hereby amended by adding the following:

On December 8, 2016, the Reporting Person entered into a Rule 10b5-1 plan (the "Plan") under which he will gradually sell up to 1.5 million shares of the Common Stock he beneficially owns over a period beginning January 3, 2017 and ending April 12, 2017. The Plan directs Mr. LeBow's broker to sell up to 100,000 shares per week. The shares to be sold are held by LeBow Gamma Limited Partnership, an entity controlled by Mr. LeBow. Mr. LeBow entered into the Plan in connection with personal estate planning and in order to diversify his personal holdings.

Item 5.    Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)
As of the date hereof, the Reporting Person beneficially owns, in the aggregate, 8,914,581 shares of Common Stock, representing 7.0% of the 127,839,497 shares of Common Stock outstanding, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2016 filed with the Commission on November 8, 2016.

Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

(b)
The Reporting Person (a) exercises sole voting power and sole dispositive power over 1,719,102 shares of Common Stock owned directly by the Reporting Person; and (b) indirectly exercises sole voting power and sole dispositive power over (i) 6,597,753 shares of Common Stock through LeBow Gamma Limited Partnership, a Delaware limited partnership, (ii) 422,128 shares of Common Stock through LeBow Alpha LLLP, a Delaware limited liability limited partnership, and (iii) 175,598 shares of Common Stock through LeBow Epsilon 2001 Limited Partnership, a Delaware limited partnership. There are 1,623,598 common shares held by Mr. LeBow that are pledged to collateralize a demand loan as well as 85,004 common shares held by Mr. LeBow that are pledged to collateralize a margin loan. Furthermore, there are 150,000 shares owned by LeBow Epsilon 2001 Limited Partnership that are pledged to collateralize a bank loan. LeBow 2011 Management Trust is the managing member of LeBow Holdings LLC, a Delaware limited liability company, which is the sole stockholder of LeBow Gamma, Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership. LeBow Holdings LLC is the general partner of LeBow Alpha LLLP, which is the controlling member of LeBow Epsilon 2001 LLC, which is the general partner of LeBow Epsilon 2001 Limited Partnership. The Reporting Person is trustee of LeBow 2011 Management Trust, a director and officer of LeBow Gamma, Inc. and a manager of LeBow Epsilon 2001 LLC.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 9, 2016
Bennett S. LeBow

By:            /s/ J. Bryant Kirkland III, Attorney-In-Fact
J. Bryant Kirkland III, Attorney-In-Fact